UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

BlackRock ESG Capital Allocation Term Trust
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

09262F100
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,559,755
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,559,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,559,755
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.05%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 101,893,121 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR filed 3/6/24

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,559,755
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,559,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,559,755
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.05%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 101,893,121 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR filed 3/6/24

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,559,755
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,559,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,559,755
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.05%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 101,893,121 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR filed 3/6/24

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 5 of 8 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 21 amends and supplements the statement on Schedule 13D filed with the SEC on 11/1/22, as amended by Amendment No. 1 filed 12/12/22, Amendment No. 2 filed 3/9/23, Amendment No. 3 filed 3/16/23, Amendment No. 4 filed 3/24/23, Amendment No. 5 filed 4/26/23, Amendment No 6 filed 5/19/23, Amendment No. 7 filed 6/22/23, Amendment No. 8 filed 6/30/23, Amendment No. 9 filed 9/19/23, Amendment No.10 filed 10/6/23, Amendment No. 11 filed 10/19/23, Amendment No.12 filed 11/7/23, Amendment No.13 filed 11/17/23, Amendment No.14 filed 12/1/23, Amendment No.15 filed 12/11/23, Amendment No.16 filed 12/21/23, Amendment No. 17 filed 12/26/23, Amendment No. 18 filed 1/18/24, Amendment No. 19 filed 2/7/24 and Amendment No. 20 filed 2/20/24; with respect to the common shares of BlackRock ESG Capital Allocation Term Trust.  This Amendment No. 21 amends Items 3, 4, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $415,051,633 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On March 6, 2024, Saba Capital Master Fund, Ltd. filed a complaint (the "Complaint") in the United States District Court's Southern District of New York against the Issuer and each of the ten incumbent members of the Issuer's Board (the "Incumbents") - R. Glenn Hubbard, W. Carl Kester, Cynthia L. Egan, Frank J. Fabozzi, Lorenzo A. Flores, Stayce D. Harris, J. Phillip Holloman, Catherine A. Lynch, Robert Fairbairn, and John M. Perlowski - seeking rescission and to invalidate as unlawful under the Investment Company Act of 1940 the Issuer's bylaw provisions where, in an uncontested election in which the Incumbents run for election unopposed, the bylaw requires that the Incumbents garner only the vote of a plurality of the shares voted in the election, but in a contested election, a candidate must win the votes of a majority of all outstanding shares, which includes the shares represented by those who choose not to vote (the "Entrenchment Bylaw").

The foregoing summary of the Complaint does not purport to be complete and is qualified in its entirety by reference to the full text of the Complaint, a copy of which is attached as Exhibit 5 and is incorporated by reference herein.

In connection with the Complaint, among other things, Saba Capital Management, L.P. released a press release, a copy of which is attached as Exhibit 7 and is incorporated by reference herein.

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 101,893,121 shares of common stock outstanding as of 12/31/23, as disclosed in the company's N-CSR filed 3/6/24.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Common Shares effected since the Schedule 13D/A filing on 2/20/24 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 5:	Complaint

Exhibit 7:	Press Release

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2024

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 09262F100	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D/A on 2/20/24.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
2/20/2024	Buy	91,079	16.66
2/21/2024	Buy	23,672	16.72
2/22/2024	Buy	43,233	16.96
2/23/2024	Buy	65,882	17.05
2/26/2024	Buy	246,840	17.08
2/27/2024	Buy	278,093	17.13
2/28/2024	Buy	34,662	16.99
2/29/2024	Buy	49,946	17.13
3/1/2024	Buy	133,395	17.20
3/6/2024	Buy	53,685	16.92
3/7/2024	Buy	36,450	17.07